PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

October 26, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc.
SEC Comment Letter dated September 23, 2016
Registration Statement on Form S-1
Filed August 31, 2016
File No. 333-213406

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated September 23, 2016 on the captioned filing (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.	Number of Shares Registered for Equity Line Financing. The Company has reduced the number of shares to be registered for the equity line offering from 100,000,000 to 75,000,000. Immediately prior to signing the equity line documents, 336,919,939 shares of the Company’s common stock were outstanding, and after subtracting the shares of common stock held by EIG Venture Capital Ltd. (the controlling stockholder) and Jan Telander common stock holdings at that time, the public float was 238,702,868, of which 75,000,000 is 31.42%.

2.	Appropriateness of Form S-11 for this Filing. The Company believes that Form S-1, not Form S-11, is the appropriate form for this filing, since the Company has never acquired and/or held for investment real estate or interests in real estate.

As described in the Company’s SEC filings, its operations since initial property purchases, have been to acquire, refurbish and upgrade existing properties into more environmentally sustainable, energy efficient, comfortable and healthier living spaces so that they meet standards that exceed what is often the norm for most single family homes, condominiums and apartments. Once a property has been acquired, refurbished and rented, the property would be put back on the market, for purchase as a residential or investment property by a third party, with a favorable environmental profile and yield. The residential properties currently held by the Company were received by the Company in exchange for shares of a series of Preferred Stock, and in connection with settlement of debt, and are being sold as rapidly as possible. Two of the properties so received have been sold, and of the 11 properties remaining, 8 are on the market or under negotiation for sale with tenants, and the remaining 3 will be listed for sale upon termination of short term leases.

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Upon an examination of S-11 filers on the SEC EDGAR system, most are REIT’s, and are generally companies much larger than Progreen. Examples of companies that are not REITS but are engaged in land development that have filed registration statements on Form S-1 are listed below:

1) AMREP CORP S-1:

https://www.sec.gov/Archives/edgar/data/6207/000000620710000017/axrs11210.htm

2) BBX CAP, CORP S-1:

https://www.sec.gov/Archives/edgar/data/921768/000095012310083923/g24565sv1.htm

3) GYRODYNE CO OF AMERICA INC S-1: https://www.sec.gov/Archives/edgar/data/44689/000143774915004354/gyro20150303_s1.htm

4) ST JOE CO S-1:

https://www.sec.gov/Archives/edgar/data/745308/000095012302005668/y60276s-1.txt

5) TRINITY PLACE S-1:

https://www.sec.gov/Archives/edgar/data/724742/000114420414002610/v365247_s1.htm

6) MAUI LAND & PINEAPPLE CO S-1: https://www.sec.gov/Archives/edgar/data/63330/000104746910004112/a2198031zs-1.htm

One of the above, Maui Land & Pineapple Company, Inc is involved in real estate entitlement, development, construction, sales and leasing activities, general real estate brokerage, management of a resort, and operation of a regulated water and sewer business, in other words, varied real estate operations, similar to the Company’s varied real estate related operations, but on a significantly larger scale with a broader range of operations.

At this point, the Company is not large enough to be able to finance the acquisition of and hold real estate for investment. Its operations are primarily in the rehabilitation, brokerage, property management and construction areas.

In addition, the Company could not respond with meaningful information to Items 12 through 16 of Form S-11, which are directed at disclosures relating to operating and investment policies of firms holding investment properties, detailed descriptions of investment properties, income components from investment properties, and tax treatment of holders of the equity securities of the issuer. The Company, a C corporation for federal income tax purposes and taxed at the corporate level, is not a pass-through issuer tax-wise, and does not intend to pay dividends at this stage of its development. It does not have investment policies as such but, as stated in its filings, rehabilitates properties and then lists the property for sale, or manages the properties after selling the properties to a purchaser that wishes to purchase the properties for investment. If the Company’s business progresses to acquire and develop larger properties that it would hold for investment, these additional Form S-11 disclosures would become relevant for and included in its filings.

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3.	Updated Financial Statements. The Amended Registration Statement includes the unaudited first quarter financial statements included in the Company’s quarterly report on Form 10-Q, filed September 19, 2016.

Prospectus Cover, page 1

4.	Stock Disclosures Related to Offering. The disclosures requested by this comment as to the percentage of outstanding securities represented by the 75,000,000 shares registered for the equity line have been included in the Amended Registration Statement, as well as an estimate of the number of shares that Tangiers Global, LLC may sell based on current market price, and ignoring caps on their share ownership included in the financing documents.

Principal Stockholders, page 34

5.	Principal Stockholders Table. The principal stockholders table has been revised in the Amended Registration Statement as requested by this comment.

6.	Control Disclosure. The requested disclosure in the principal stockholders table is included in the Amended Registration Statement.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer

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